EXHIBIT 99.8

Crowe MacKay LLP
1100 - 1177 West Hastings Street
Vancouver, BC V6E 4T5
Main +1 (604) 687 4511
Fax +1 (604) 687 5805
www.crowemackay.ca

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report, dated March 10, 2022, relating to the financial statements of New Found Gold Corp. included in this annual report on Form 40-F.

/s/ Crowe MacKay LLP

Chartered Professional Accountants
Vancouver, Canada
May 19, 2022